Exhibit 2.1

EXHIBIT A

PLAN OF DISTRIBUTION OF MOTUS GI HOLDINGS, INC.

I.	Calculations of Amounts To Be Paid or Set Aside for Current or Potential Creditors

A.	Pay or make reasonable provision to pay all known claims and obligations, including all contingent, conditional or unmatured contractual claims (Section 281(b)(i)). (*)

1.	Current Claims and Obligations:

See Attachment A – Summary of Assets and Liabilities.

2.	Contingent, conditional or unmatured claims.

Contingent indemnification obligations

3.	Total: Approximately $4,769,000

(*) Such claims and obligations shall be paid or provided for according to their priority and, among claims of equal priority, ratably to the extent of assets legally available therefor.

B.	Make provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Corporation, which is the subject of a pending action, suit or proceeding to which the Corporation is a party (Section 281(b)(ii))

1.	Pending actions, suits or proceedings against the Corporation:

N/A

2.	Total: $0

C.	Make provision as will be reasonably likely to be sufficient to provide compensation for unknown claims or claims that have not arisen but that, based on facts known to the Corporation, are likely to arise or to become known to the Corporation before.

1.	Claims that are likely to arise in the next 10 years:

N/A.

Attachment A

Summary of Assets and Liabilities
($ 000’s)		Notes
Assets
Cash	$2,125	As of June 6, 2024
Prepaid	$725	As of June 6, 2024
Other assets	$1,144	Based on Q1 2024 close
Total Assets	$3,994

Liabilities
Secured Debt	$(2,319)	As of June 6, 2024
Estimated Wind Down Administrative Costs	$(1,500)	As of June 6, 2024
Trade and Other Unsecured Liabilities	$(950)	As of June 6, 2024
Total Liabilities	$(4,769)